ENZON PHARMACEUTICALS, INC.

March 29, 2006



VIA Facsimile and EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:        John L. Krug
                  Jeffrey Riedler

Re:      Enzon Pharmaceuticals, Inc.
         Preliminary Proxy Statement filed March 22, 2006
         File No. 000-12957

Gentlemen:

     In connection with our response to the letter dated March 28, 2006 from the Staff of the Commission, the Staff providing certain comments regarding the
     Schedule 14A Preliminary Proxy Statement (the "Proxy Statement") of Enzon Pharmaceuticals, Inc. (the "Company") filed on March 22, 2006, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,




                                    By: /s/ LAWRENCE R. MILLER
                                    Name:  Lawrence R. Miller
                                    Title:  Vice President and General Counsel

cc:      Kevin T. Collins, Esq.